Exhibit 4.27

Summary

of

Supplemental Agreement

to

Centralized Services Agreement

Between

China Telecom Corporation Limited

and

China Telecommunications Corporation

dated December 26, 2007

The key terms and conditions of the Supplemental Agreement to Centralized Services Agreement are:

Article 8.1 of the Centralized Services Agreement shall be amended. The parties agree that determination of the premises usage fee shall be based on comparable market rates and both parties shall negotiate and determine the premises usage fee on a pro rata basis according to the area actually provided by China Telecommunications Corporation to China Telecom Corporation Limited.